

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2012

<u>Via Facsimile</u>
Mr. Kulwant Sandher
Chief Financial Officer
Brinx Resources Ltd.
455 Sherman Street, Suite 300
Denver, Colorado 80203

      Re: Brinx Resources Ltd.
              Form 10-K for the Fiscal Year ended October 31, 2011
              Filed February 14, 2012
              File No. 333-102441

Dear Mr. Sandher:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Karl Hiller

                         Karl Hiller
                         Branch Chief